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                               December 22, 2020

       Giovanni Caforio, M.D.
       Chairman of the Board and Chief Executive Officer
       Bristol-Myers Squibb Company
       430 E. 29th Street, 14FL
       New York, NY 10016

                                                        Re: Bristol-Myers
Squibb Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 24,
2020
                                                            File No. 001-38533

       Dear Mr. Caforio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       General

   1. We note that your forum selection provision in Article 58 of your bylaws identifies the Court of Chancery
of the State of Delaware (or, if the Court of Chancery lacks jurisdiction, the
federal district court for the District of Delaware) as the exclusive forum for certain litigation,
including any    derivative action.    In future filings, please
                                                        prominently describe
the provision, including the relevant forum for litigation and any subject matter
jurisdiction carve out, and whether this provision applies to actions arising under the Securities
Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court
would enforce such provision and include risk factor disclosure of the risks to investors,
such as the increased costs to bring a claim and that the provision may discourage claims
or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Further, if the provision applies to Securities Act claims, please also state that investors
cannot waive compliance with the federal securities laws and the rules and regulations
thereunder. In that regard, we note that Section 22 of the Securities Act
 Giovanni Caforio, M.D.
Bristol-Myers Squibb Company
December 22, 2020
Page 2
         creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeff Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 if
you have questions regarding the comment.



FirstName LastNameGiovanni Caforio, M.D.                        Sincerely,
Comapany NameBristol-Myers Squibb Company
                                                                Division of
Corporation Finance
December 22, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName